UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-39741

(Check One):  ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form10-Q    ☐ Form 10-D    ☐ Form N-CEN    ☐ Form N-CSR

For Period Ended:          March 31, 2021

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

For the Transition Period Ended: ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Seaport Global Acquisition Corp.
Full Name of Registrant

N/A
Former Name, if Applicable

360 Madison Avenue, 20th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10017
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

Seaport Global Acquisition Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “2021 Form 10-Q”) by the prescribed due date for the reasons described below.

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC”) issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” (the “SEC Statement”). As a result of the SEC Statement, the Company’s management reevaluated the accounting treatment of (i) the 10,781,250 redeemable warrants that were included in the units issued by the Company in its initial public offering (the “Public Warrants”) and (ii) the 6,062,500 redeemable warrants that were issued in a private placement (the “Private Warrants”, collectively with the Public Warrants, the “Warrants”) in accordance with Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging: Contracts in an Entities Own Equity. ASC 815-40 states entities must consider whether to classify contracts that may be settled in its own stock, such as warrants, as equity of the entity or as an asset or liability. The Company previously accounted for the Warrants as components of equity. In light of the SEC Statement, the Company is reassessing whether the Warrants should be accounted for as a liability and measured at fair value with changes in fair value each period reported in the Company’s statement of operations. The Company is in the process of completing its final analysis of this change.

The Company is working diligently to complete the 2021 Form 10-Q as soon as possible; however, given the scope of the process for determining the appropriate treatment of the Warrants in accordance with the SEC Statement and ASC 815-40, the Company is unable to complete and file the 2021 Form 10-Q by the required due date of May 17, 2021 without unreasonable effort and expense. The Company expects to file such report within five calendar days thereof.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Stephen C. Smith	(212)	616-7700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

Seaport Global Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	By:	/s/ Stephen C. Smith
Stephen C. Smith
Chief Executive Officer

3